Exhibit 99.7

CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Village Farms International, Inc. (the “Company”) on Form 40-F for the period ended March 31, 2018 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Stephen C. Ruffini, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 20, 2019	By:	/s/ Stephen C. Ruffini
Stephen C. Ruffini
Chief Financial Officer
(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.